Exhibit 99.2

Financial Report
Results of Operations
Three-month period ended December 31, 2016 compared to the three-month period ended December 31, 2015
During the three-month periods ended December 31, 2016 and 2015, we had an average of 53.0 and 54.6 vessels, respectively, in our fleet. In the three-month period ended December 31, 2015, we sold the 2,633 TEU vessel MSC Challenger. In the three-month periods ended December 31, 2016 and 2015, our fleet ownership days totaled 4,876 and 5,023 days, respectively. Ownership days are the primary driver of voyage revenue and vessels' operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Three-month period ended December 31,
(Expressed in millions of U.S. dollars, except percentages)	2015	2016	Change	Percentage Change

Voyage revenue	$122.3	$110.1	$(12.2)	(10.0%)
Voyage expenses	(0.9)	(0.4)	(0.5)	(55.6%)
Voyage expenses – related parties	(0.9)	(0.8)	(0.1)	(11.1%)
Vessels' operating expenses	(28.6)	(26.1)	(2.5)	(8.7%)
General and administrative expenses	(4.7)	(1.5)	(3.2)	(68.1%)
Management fees – related parties	(4.3)	(4.2)	(0.1)	(2.3%)
Non-cash general and administrative expenses and non-cash other items	(1.4)	(4.8)	3.4	242.9%
Amortization of dry-docking and special survey costs	(2.0)	(2.0)	-	-
Depreciation	(25.6)	(25.2)	(0.4)	(1.6%)
Amortization of prepaid lease rentals	(1.3)	(2.2)	0.9	69.2%
Gain on sale / disposal of vessels	1.7	-	(1.7)	(100.0%)
Loss on asset held for sale	-	(37.2)	37.2	100.0%
Foreign exchange losses	(0.1)	-	(0.1)	(100.0%)
Interest income	0.3	0.5	0.2	66.7%
Interest and finance costs	(18.5)	(17.7)	(0.8)	(4.3%)
Swaps breakage cost	-	(0.3)	0.3	100.0%
Equity gain / (loss) on investments	(0.6)	0.4	1.0	166.7%
Gain on derivative instruments	2.9	0.4	(2.5)	(86.2%)
Net Income / (Loss)	$38.3	$(11.0)

	Three-month period ended December 31,
(Expressed in millions of U.S. dollars, except percentages)	2015	2016	Change	Percentage Change

Voyage revenue	$122.3	$110.1	$(12.2)	(10.0%)
Accrued charter revenue	0.6	(2.8)	(3.4)	(566.7%)
Voyage revenue adjusted on a cash basis	$122.9	$107.3	$(15.6)	(12.7%)

	Three-month period ended December 31,
Vessels operational data	2015	2016	Change	Percentage Change

Average number of vessels	54.6	53.0	(1.6)	(2.9%)
Ownership days	5,023	4,876	(147)	(2.9%)
Number of vessels under dry-docking	3	-	(3)

Voyage Revenue
Voyage revenue decreased by 10.0%, or $12.2 million, to $110.1 million during the three-month period ended December 31, 2016, from $122.3 million during the three-month period ended December 31, 2015. The decrease is mainly attributable to (i) decreased charter rates for certain of our vessels during the three-month period ended December 31, 2016 compared to the three-month period ended December 31, 2015, (ii) revenue not earned by two vessels sold for demolition in November 2015 and in August 2016, respectively and (iii) decreased revenue days of our fleet during the three-month period ended December 31, 2016 compared to the three-month period ended December 31, 2015; partly offset by decreased off-hire days of our fleet during the three-month period ended December 31, 2016 compared to the three-month period ended December 31, 2015.

Voyage revenue adjusted on a cash basis (which eliminates non-cash "Accrued charter revenue"), decreased by 12.7%, or $15.6 million, to $107.3 million during the three-month period ended December 31, 2016, from $122.9 million during the three-month period ended December 31, 2015. The decrease is mainly attributable to (i) decreased charter rates for certain of our vessels during the three-month period ended December 31, 2016 compared to the three-month period ended December 31, 2015, (ii) revenue not earned by two vessels sold for demolition in November 2015 and in August 2016, respectively and (iii) decreased revenue days of our fleet during the three-month period ended December 31, 2016 compared to the three-month period ended December 31, 2015; partly offset by decreased off-hire days of our fleet during the three-month period ended December 31, 2016 compared to the three-month period ended December 31, 2015.
Voyage Expenses
Voyage expenses were $0.4 million and $0.9 million, during the three-month periods ended December 31, 2016 and 2015, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, mainly related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties
Voyage expenses – related parties in the amount of $0.8 million and $0.9 million during the three-month periods ended December 31, 2016 and 2015, respectively, represent fees of 0.75% in the aggregate on voyage revenues charged by Costamare Shipping Company S.A. ("Costamare Shipping") and by Costamare Shipping Services Ltd. ("Costamare Services") pursuant to the Framework Agreement between Costamare Shipping and us dated November 2, 2015 (the "Framework Agreement"), the Services Agreement between Costamare Services and our vessel-owning subsidiaries dated November 2, 2015 (the "Services Agreement") and the individual ship-management agreements pertaining to each vessel.

Vessels' Operating Expenses
Vessels' operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, decreased by 8.7%, or $2.5 million, to $26.1 million during the three-month period ended December 31, 2016, from $28.6 million during the three-month period ended December 31, 2015.

General and Administrative Expenses
General and administrative expenses were $1.5 million for the three-month period ended December 31, 2016 and $4.7 million for the three-month period ended December 31, 2015. General and administrative expenses for the three-month periods ended December 31, 2016 and 2015 include $0.63 million which is part of the annual fee that Costamare Services receives based on the Services Agreement. Prior to November 2, 2015, this annual fee, in the same amount, was charged by Costamare Shipping pursuant to the Amended and Restated Group Management Agreement (the "Group Management Agreement"), which was effective from January 1, 2015 until November 2, 2015. General and administrative expenses for the three-month period ended December 31, 2015 include costs incurred by our subsidiary, Costamare Partners LP, which were transferred to our consolidated income statement during the three month period ended December 31, 2015.
Management Fees – related parties
Management fees paid to our managers were $4.2 million during the three-month period ended December 31, 2016 and $4.3 million during the three-month period ended December 31, 2015. Such fees are pursuant to the Framework Agreement, in effect from November 2, 2015, and the Group Management Agreement, in effect prior to November 2, 2015, respectively.

Non-cash general and administrative expenses and non-cash other items
Non-cash general and administrative expenses and non-cash other items for the three-month period ended December 31, 2016 amounted to $4.8 million, including the value of the shares issued to Costamare Services on December 31, 2016, pursuant to the Services Agreement. For the three-month period ended December 31, 2015, the non-cash general and administrative expenses and non-cash other items amounted to $1.4 million, including the value of the shares issued to Costamare Services on December 31, 2015 pursuant to the  Services Agreement.

Amortization of Dry-docking and Special Survey Costs
Amortization of deferred dry-docking and special survey costs was $2.0 million for each of the three-month periods ended December 31, 2016 and 2015. During the three-month period ended December 31, 2016, no vessel underwent any special survey. During the three-month period ended December 31, 2015, three vessels underwent and completed their special survey.

Depreciation

Depreciation expense decreased by 1.6% or $0.4 million, to $25.2 million during the three-month period ended December 31, 2016, from $25.6 million during the three-month period ended December 31, 2015.
Amortization of Prepaid Lease Rentals
Amortization of prepaid lease rentals was $2.2 million during the three-month period ended December 31, 2016. Amortization of prepaid lease rentals was $1.3 million during the three-month period ended December 31, 2015.
Gain on sale / disposal of vessels
There were no vessels disposed of during the three-month period ended December 31, 2016. During the three-month period ended December 31, 2015, we recorded a gain of $1.7 million from the sale of one vessel, the MSC Challenger.
Loss on asset held for sale
During the three-month period ended December 31, 2016, we recorded a loss on assets held for sale of $37.2 million, representing the expected loss from sale for demolition of one of our vessels during the next twelve month period.
Foreign Exchange Losses
Foreign exchange losses were $nil and $0.1 million during the three-month periods ended December 31, 2016 and 2015, respectively.
Interest Income
Interest income amounted to $0.5 million and $0.3 million for the three-month periods ended December 31, 2016 and 2015, respectively.
Interest and Finance Costs
Interest and finance costs decreased by 4.3%, or $0.8 million, to $17.7 million during the three-month period ended December 31, 2016, from $18.5 million during the three-month period ended December 31, 2015. The decrease is mainly attributable to the decreased average loan balance during the three-month period ended December 31, 2016 compared to the three-month period ended December 31, 2015.

Swaps Breakage Cost

During the three-month period ended December 31, 2016, we terminated one interest rate derivative instrument that did not qualified for hedge accounting and we paid the counterparty breakage costs of $0.3 million.

Equity Gain / (Loss) on Investments
The equity gain on investments of $0.4 million for the three-month period ended December 31, 2016, represents our share of the net gain of eighteen jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015 (the "Framework Deed"), between the Company and a wholly-owned subsidiary, the Company, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, "York") and is mainly attributable to the revenues earned by certain of new-build vessels that were delivered from the shipyard during 2016 and started their charters.  We hold a range of 25% to 49% of the capital stock of these companies.

Gain on Derivative Instruments
The fair value of our 18 interest rate derivative instruments which were outstanding as of December 31, 2016 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2016, the fair value of these 18 interest rate derivative instruments in aggregate amounted to a liability of $15.3 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in "Other Comprehensive Income" ("OCI") while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the three-month period ended December 31, 2016, a net gain of $15.6 million has been included in OCI and a net gain of $0.4 million has been included in Gain on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended December 31, 2016.

Cash Flows
Three-month periods ended December 31, 2016 and 2015
Condensed cash flows	Three-month period ended December 31,
(Expressed in millions of U.S. dollars)	2015	2016
Net Cash Provided by Operating Activities	$65.1	$57.0
Net Cash Used in Investing Activities	$(14.7)	$(3.2)
Net Cash Provided by / (Used in) Financing Activities	$(84.9)	$4.4

Net Cash Provided by Operating Activities
Net cash flows provided by operating activities for the three-month period ended December 31, 2016, decreased by $5.5 million to $57.0 million for the three-month period ended December 31, 2016, compared to $62.5 million for the three-month period ended December 31, 2015. The decrease is mainly attributable to the decreased cash from operations of $15.6 million; partly off-set by decreased special survey costs of $2.5 million during the three-month period ended December 31, 2016 compared to the three-month period ended December 31, 2015.

 Net Cash Used in Investing Activities
Net cash used in investing activities was $3.2 million in the three-month period ended December 31, 2016, which mainly consisted of $3.5 million in payments for working capital injection in certain entities pursuant to the Framework Deed and $0.3 million we received as dividend distributions in certain entities pursuant to the Framework Deed.
Net cash used in investing activities was $14.7 million in the three-month period ended December 31, 2015, which mainly consisted of $17.2 million for advance payments for the construction of three newbuild vessels ordered pursuant to the Framework Deed with York, $0.6 million for advance payment for the acquisition of one secondhand vessel pursuant to the Framework Deed with York and $4.7 million we received from the sale for scrap of MSC Challenger.
Net Cash Provided by / (Used in) Financing Activities
Net cash provided by financing activities was $4.4 million in the three-month period ended December 31, 2016, which mainly consisted of (a) $45.4 million of indebtedness that we repaid, (b) $7.3 million we repaid relating to our sale and leaseback agreements, (c) $37.5 million we paid for the prepayment of one of our credit facilities, (d) $32.0 million that we drew down from one of our credit facilities, (e) $69.0 million we received from our follow-on offering in December 2016, net of underwriting discounts and expenses incurred in the offering, (f) $2.6 million we paid for dividends to holders of our common stock for the third quarter of 2016 and (g) $1.0 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock ("Series B Preferred Stock"), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock ("Series C Preferred Stock") and $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock ("Series D Preferred Stock"), for the period from July 15, 2016 to October 14, 2016.

Net cash used in financing activities was $84.9 million in the three-month period ended December 31, 2015, which mainly consisted of (a) $48.7 million of repaid indebtedness, (b) $3.5 million repaid under our sale and leaseback agreements (c) $21.8 million paid for dividends to holders of our common stock for the third quarter of 2015, (d) $1.0 million paid for dividends  to holders of our Series B Preferred Stock, $2.1 million paid for dividends to holders of our Series C Preferred Stock and $2.2 million paid for dividends to holders of our Series D Preferred Stock, for the period from July 15, 2015 to October 14, 2015.
Results of Operations

Year ended December 31, 2016, compared to the Year ended December 31, 2015

During the years ended December 31, 2016 and 2015, we had an average of 53.6 and 54.9 vessels, respectively in our fleet. In the year ended December 31, 2016, we sold the 3,351 TEU vessel Karmen. In the year ended December 31, 2015, we sold the 2,633 TEU vessel MSC Challenger. In the years ended December 31, 2016 and 2015, our fleet ownership days totaled 19,616 and 20,038 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.
	Year ended December 31,
(Expressed in millions of U.S. dollars, except percentages)	2015	2016	Change	Percentage Change

Voyage revenue	$490.4	$468.2	$(22.2)	(4.5%)
Voyage expenses	(2.8)	(1.9)	(0.9)	(32.1%)
Voyage expenses – related parties	(3.7)	(3.5)	(0.2)	(5.4%)
Vessels' operating expenses	(117.2)	(105.8)	(11.4)	(9.7%)
General and administrative expenses	(8.8)	(5.8)	(3.0)	(34.1%)
Management fees – related parties	(18.9)	(18.6)	(0.3)	(1.6%)
Non-cash general and administrative expenses and non-cash other items	(8.6)	(9.0)	0.4	4.7%
Amortization of dry-docking and special survey costs	(7.4)	(7.9)	0.5	6.8%
Depreciation	(101.6)	(100.9)	(0.7)	(0.7%)
Amortization of prepaid lease rentals	(5.0)	(6.8)	1.8	36.0%
Gain / (Loss) on sale / disposal of vessels	1.7	(4.4)	6.1	358.8%
Loss on asset held for sale	-	(37.2)	37.2	100.0%
Foreign exchange losses	(0.1)	(0.4)	0.3	300.0%
Interest income	1.3	1.7	0.4	30.8%
Interest and finance costs	(79.6)	(72.8)	(6.8)	(8.5%)
Swaps breakage cost	-	(9.7)	9.7	100.0%
Equity loss on investments	(0.5)	(0.1)	0.4	80.0%
Other	0.4	0.6	0.2	50.0%
Gain / (Loss) on derivative instruments	4.2	(4.0)	(8.2)	(195.2%)
Net Income	$143.8	$81.7

	Year ended December 31,
(Expressed in millions of U.S. dollars, except percentages)	2015	2016	Change	Percentage Change

Voyage revenue	$490.4	$468.2	$(22.2)	(4.5%)
Accrued charter revenue	2.6	(7.7)	(10.3)	(396.2%)
Voyage revenue adjusted on a cash basis	$493.0	$460.5	$(32.5)	(6.6%)

Vessels operational data	Year ended December 31,			Percentage Change
	2015	2016	Change

Average number of vessels	54.9	53.6	(1.3)	(2.4%)
Ownership days	20,038	19,616	(422)	(2.1%)
Number of vessels under dry-docking	10	6	(4)

Voyage Revenue

Voyage revenue decreased by 4.5%, or $22.2 million, to $468.2 million during the year ended December 31, 2016, from $490.4 million during the year ended December 31, 2015. The decrease is mainly attributable to (i) decreased charter rates for certain of our vessels during the year ended December 31, 2016 compared to the year ended December 31, 2015, (ii) revenue not earned by two vessels sold for demolition in November 2015 and in August 2016, respectively and (iii) decreased revenue days of our fleet during the year ended December 31, 2016 compared to the year ended December 31, 2015; partly offset by decreased off-hire days of our fleet during the year ended December 31, 2016 compared to the year ended December 31, 2015 and by revenue earned due to the year ended December 31, 2016 being a leap year (366 calendar days).

Voyage revenue adjusted on a cash basis (which eliminates non-cash "Accrued charter revenue"), decreased by 6.6%, or $32.5 million, to $460.5 million during the year ended December 31, 2016, from $493.0 million during the year ended December 31, 2015. The decrease is mainly attributable to (i) decreased charter rates for certain of our vessels during the year ended December 31, 2016 compared to the year ended December 31, 2015, (ii) revenue not earned by two vessels sold for demolition in November 2015 and in August 2016, respectively and (iii) decreased revenue days of our fleet during the year ended December 31, 2016 compared to the year ended December 31, 2015; partly offset by decreased off-hire days of our fleet during the year ended December 31, 2016 compared to the year ended December 31, 2015 and by revenue earned due to the year ended December 31, 2016 being a leap year (366 calendar days).

Voyage Expenses

Voyage expenses were $1.9 million and $2.8 million during the year ended December 31, 2016 and 2015, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, mainly related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $3.5 million and $3.7 million during the year ended December 31, 2016 and 2015, respectively, represent fees of 0.75% in the aggregate on voyage revenues charged to us by Costamare Shipping and Costamare Services, as provided under the Framework Agreement and Services Agreement, respectively.

Vessels' Operating Expenses

Vessels' operating expenses, which also includes the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, decreased by 9.7% or $11.4 million to $105.8 million during the year ended December 31, 2016, from $117.2 million during the year ended December 31, 2015.

General and Administrative Expenses

General and administrative expenses were $5.8 million during the year ended December 31, 2016 and $8.8 million during the year ended December 31, 2015. General and administrative expenses for the year ended December 31, 2016 and 2015 included $2.5 million which is the annual fee that Costamare Services receives based on the Services Agreement. Prior to November 2, 2015, this annual fee, in the same amount, was charged by Costamare Shipping pursuant to the Group Management Agreement, which was effective from January 1, 2015 until November 2, 2015. General and administrative expenses for the year ended December 31, 2015 include costs incurred by our subsidiary, Costamare Partners LP, which were transferred to our consolidated income statement during the year ended December 31, 2015.

Management Fees – related parties

Management fees paid to our managers decreased by 1.6%, or $0.3 million, to $18.6 million during the year ended December 31, 2016, from $18.9 million during the year ended December 31, 2015 pursuant to the Framework Agreement, in effect from November 2, 2015, and the Group Management Agreement in effect prior to November 2, 2015, respectively. The decrease is attributable to the decreased average number of vessels during the year ended December 31, 2016 compared to the year ended December 31, 2015.

Non-cash general and administrative expenses and non-cash other items

Non-cash general and administrative expenses and non-cash other items for the year ended December 31, 2016 amounted to $9.0 million, including the value of the shares issued to Costamare Services on March 31, 2016, June 30, 2016, September 30, 2016 and December 31, 2016, pursuant to the Services Agreement. For the year ended December 31, 2015, the non-cash general and administrative expenses and non-cash other items amounted to $8.6 million, including the value of shares issued to Costamare Shipping on March 31, 2015, June 30, 2015, September 30, 2015 and December 31, 2015, respectively, pursuant to the Group Management Agreement.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $7.9 million for the year ended December 31, 2016 and $7.4 million for the year ended December 31, 2015. During the year ended December 31, 2016, six vessels underwent and completed their special survey. During the year ended December 31, 2015, ten vessels underwent and completed their special survey.

Depreciation

Depreciation expense decreased by 0.7%, or $0.7 million, to $100.9 million during the year ended December 31, 2016, from $101.6 million during the year ended December 31, 2015.

Amortization of Prepaid Lease Rentals
Amortization of prepaid lease rentals was $6.8 million during the year ended December 31, 2016. Amortization of prepaid lease rentals was $5.0 million during the year ended December 31, 2015.

Gain / (Loss) on sale / disposal of vessels
During the year ended December 31, 2016, we recorded a loss of $4.4 million from the sale of one vessel. During the year ended December 31, 2015, we recorded a gain of $1.7 million from the sale of one vessel.

Loss on asset held for sale
During the year ended December 31, 2016, we recorded a loss on asset held for sale of $37.2 million, representing the expected loss from sale for scrap of one of our vessels during the next twelve month period.
Foreign Exchange Losses

Foreign exchange losses were $0.4 million and $0.1 million, during the years ended December 31, 2016 and 2015, respectively.

Interest Income

Interest income amounted to $1.7 million and $1.3 million for the years ended December 31, 2016 and 2015, respectively.

Interest and Finance Costs

Interest and finance costs decreased by 8.5%, or $6.8 million, to $72.8 million during the year ended December 31, 2016, from $79.6 million during the year ended December 31, 2015. The decrease is mainly attributable to the decreased average loan balance during the year ended December 31, 2016 compared to the year ended December 31, 2015.

Swaps Breakage Cost

During the year ended December 31, 2016, we terminated two interest rate derivative instruments and we paid the counterparties breakage costs of $9.7 million in aggregate.

Equity Loss on Investments
The equity loss on investments of $0.1 million for the year ended December 31, 2016 represents our share of the net losses of eighteen jointly owned companies pursuant to the Framework Deed and is mainly attributable to the pre-delivery expenses charged to certain vessels that were under construction during the year ended December 31, 2016; partly offset by the revenues earned by certain newbuild vessels delivered from the shipyard during 2016 and that started their charters. We hold a range of 25% to 49% of the capital stock of these companies.

Gain / (Loss) on Derivative Instruments

The fair value of our 18 interest rate derivative instruments which were outstanding as of December 31, 2016 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2016, the fair value of these 18 interest rate derivative instruments in aggregate amounted to a liability of $15.3 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in OCI while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the year ended December 31, 2016, a net gain of $30.2 million has been included in OCI and a net loss of $3.6 million has been included in Gain / (Loss) on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the year ended December 31, 2016.
Cash Flows
Years ended December 31, 2016 and 2015
Condensed cash flows	Year ended December 31,
(Expressed in millions of U.S. dollars)	2015	2016
Net Cash Provided by Operating Activities	$244.7	$226.6
Net Cash Used in Investing Activities	$(43.0)	$(34.4)
Net Cash Used in Financing Activities	$(214.7)	$(127.4)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities decreased by $18.1 million to $226.6 million for the year ended December 31, 2016, compared to $244.7 million for the year ended December 31, 2015. The decrease is mainly attributable to decreased cash from operations of $32.5 million; partly offset by decreased payments for interest (including swap payments) of $3.0 million during the year ended December 31, 2016 compared to the year ended December 31, 2015 and decreased special survey costs of $3.6 million during the year ended December 31, 2016 compared to the year ended December 31, 2015.

Net Cash Used in Investing Activities

Net cash used in investing activities was $34.4 million in the year ended December 31, 2016, which mainly consisted of (i) $38.6 million in advance payments for the construction of eight newbuild vessels, the acquisition of a secondhand vessel and working capital injection in certain entities pursuant to the Framework Deed, (ii) $1.6 million in payments for upgrades to one of our vessels, (iii) $3.6 million proceeds we received from the sale of one vessel, and (iv) $3.4 million we received as dividend distributions pursuant to the Framework Deed.

Net cash used in investing activities was $43.0 million in the year ended December 31, 2015, which mainly consisted of $38.8 million in advance payments for the construction of five newbuild vessels, ordered pursuant to the Framework Deed with York and $3.2 million, paid for the acquisition of a secondhand vessel pursuant to the Framework Deed, $0.6 million for advance payment for the acquisition of one secondhand vessel pursuant to the Framework Deed and $4.7 million we received from the sale for scrap of the MSC Challenger.

Net Cash Used in Financing Activities
Net cash used in financing activities was $127.4 million in the year ended December 31, 2016, which mainly consisted of (a) $187.5 million of indebtedness that we repaid, (b) $21.6 million we repaid relating to our sale and leaseback agreements, (c) $71.0 million in aggregate that we drew down from two of our credit facilities, (d) $148.3 million we paid for the prepayment of three of our credit facilities, (e) $151.8 million we received in connection with the sale and leaseback transaction concluded for two of our vessels, (f) $53.9 million we paid for dividends to holders of our common stock for the fourth quarter of 2015, the first, the second quarter and the third quarter of 2016, (g) $69.0 million we received from our follow-on offering in December 2016, net of underwriting discounts and expenses incurred in the offering and (h) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock and $8.8 million we paid for dividends to holders of our Series D Preferred Stock, in each case for each of the periods from October 15, 2015 to January 14, 2016, January 15, 2016 to April 14, 2016, April 15, 2016 to July 14, 2016 and July 15, 2016 to October 14, 2016.

Net cash used in financing activities was $214.7 million in the year ended December 31, 2015, which mainly consisted of (a) $196.9 million of indebtedness that we repaid, (b) $13.5 million we repaid relating to our sale and leaseback agreements, (c) $86.2 million we paid for dividends to holders of our common stock for the fourth quarter of 2014, first quarter of 2015, second quarter of 2015 and third quarter of 2015, and (d) $3.8 million we paid for dividends  to holders of our Series B Preferred Stock and $8.5 million we paid for dividends to holders of our Series C Preferred Stock, both for the periods from October 15, 2014 to January 14, 2015, January 15, 2015 to April 14, 2015, April 15, 2015 to July 14, 2015 and July 15, 2015 to October 14, 2015 and $3.7 million we paid for dividends to holders of our Series D Preferred Stock for the period from May 13, 2015 to July 14, 2015 and July 15, 2015 to October 14, 2015 and (e) $96.6 million net proceeds we received from our public offering in May 2015 of 4.0 million shares of our Series D Preferred Stock, net of underwriting discounts and expenses incurred in the offering.
Change in the manner of presentation of certain items
Effective January 1, 2016,  we changed the way we present the interest accrued and realized on non-hedging derivative instruments and have reclassified such from the Interest and Finance costs  line item to Gain / (Loss) on derivative instruments,  on our consolidated statements of income and their comparatives.
Liquidity and Capital Expenditures

Cash and cash equivalents
As of December 31, 2016, we had a total cash liquidity of $210.6 million, consisting of cash, cash equivalents and restricted cash.
Debt-free vessels
As of January 26, 2017, the following vessels were free of debt.
Unencumbered Vessels
 (Refer to fleet list for full charter details)

Vessel Name	Year Built	TEU Capacity
NCP0152	2017	11,010
ELAFONISSOS	1999	2,526
MONEMVASIA	1998	2,472
ARKADIA	2001	1,550

Capital commitments

As of January 26, 2017, we had outstanding equity commitments relating to our six contracted newbuilds aggregating approximately $2.6 million payable until the vessels are delivered. The amount represents our interest in the relevant jointly-owned entities under the Framework Deed, and excludes approximately $21.6 million relating to our interest in the delivery installment of the last 11,000 TEU vessel on order, which we expect will be funded with debt for which we have received a term sheet from a European financial institution.
Conference Call details:
On Friday, January 27, 2017 at 8:30 a.m. ET, Costamare's management team will hold a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808 238 9064 (from the UK) or +1-412-317-9258 (from outside the US). Please quote "Costamare".

A replay of the conference call will be available until February 27, 2017. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 10100303.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the "Investors" section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
About Costamare Inc.
Costamare Inc. is one of the world's leading owners and providers of containerships for charter. The Company has 43 years of history in the international shipping industry and a fleet of 70 containerships, with a total capacity of approximately 459,000 TEU, including six newbuild containerships to be delivered. Eighteen of our containerships, including six newbuilds on order, have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company's common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols "CMRE", "CMRE PR B", "CMRE PR C" and "CMRE PR D", respectively.

Forward-Looking Statements

This earnings release contains "forward-looking statements". In some cases, you can identify these statements by forward-looking words such as "believe", "intend", "anticipate", "estimate", "project", "forecast", "plan", "potential", "may", "should", "could" and "expect" and similar expressions. These statements are not historical facts but instead represent only Costamare's belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare's control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.'s Annual Report on Form 20-F (File No. 001-34934) under the caption "Risk Factors".
Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
 Tel: (+377) 93 25 09 40
Email: ir@costamare.com

 Fleet List
The tables below provide additional information, as of January 26, 2017, about our fleet of containerships, including our newbuilds on order, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate (U.S. dollars)	Expiration of Charter(1)
1	TRITON(*)(***)	Evergreen	2016	14,424	(****)	March 2026
2	TITAN(*)(***)	Evergreen	2016	14,424	(****)	April 2026
3	TALOS(*)(***)	Evergreen	2016	14,424	(****)	July 2026
4	TAURUS(*)(***)	Evergreen	2016	14,424	(****)	August 2026
5	THESEUS(*)(***)	Evergreen	2016	14,424	(****)	August 2026
6	CAPE AKRITAS(*)		2016	11,010
7	COSCO GUANGZHOU	COSCO	2006	9,469	36,400	December 2017
8	COSCO NINGBO	COSCO	2006	9,469	36,400	January 2018
9	COSCO YANTIAN	COSCO	2006	9,469	36,400	February 2018
10	COSCO BEIJING	COSCO	2006	9,469	36,400	April 2018
11	COSCO HELLAS	COSCO	2006	9,469	37,519	May 2018
12	MSC AZOV(**)	MSC	2014	9,403	43,000	November 2023
13	MSC AJACCIO(**)	MSC	2014	9,403	43,000	February 2024
14	MSC AMALFI(**)	MSC	2014	9,403	43,000	March 2024
15	MSC ATHENS(**)	MSC	2013	8,827	42,000	January 2023
16	MSC ATHOS(**)	MSC	2013	8,827	42,000	February 2023
17	VALOR	Evergreen	2013	8,827	41,700	April 2020(i)
18	VALUE	Evergreen	2013	8,827	41,700	April 2020(i)
19	VALIANT	Evergreen	2013	8,827	41,700	June 2020(i)
20	VALENCE	Evergreen	2013	8,827	41,700	July 2020(i)
21	VANTAGE	Evergreen	2013	8,827	41,700	September 2020(i)
22	NAVARINO	PIL	2010	8,531	9,000	November 2017
23	MAERSK KAWASAKI(ii)	A.P. Moller-Maersk	1997	7,403	37,000	December 2017
24	MAERSK KURE(ii)	A.P. Moller-Maersk	1996	7,403	37,000	December 2017
25	MAERSK KOKURA(ii)	A.P. Moller-Maersk	1997	7,403	37,000	February 2018
26	MSC METHONI	MSC	2003	6,724	29,000	September 2021
27	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	26,100	March 2018
28	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	26,100	May 2018
29	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	26,100	June 2018
30	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	26,100	August 2018
31	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	26,100	October 2018
32	MSC KOLKATA	A.P. Moller-Maersk	2003	6,644	26,100	November 2019
33	MSC KINGSTON	A.P. Moller-Maersk	2003	6,644	26,100	February 2020
34	MSC KALAMATA	A.P. Moller-Maersk	2003	6,644	26,100	April 2020
35	VENETIKO		2003	5,928
36	ENSENADA EXPRESS(*)		2001	5,576
37	ZIM NEW YORK	ZIM	2002	4,992	7,736	September 2017(3)
38	ZIM SHANGHAI	ZIM	2002	4,992	7,736	September 2017(3)
39	ZIM PIRAEUS	ZIM	2004	4,992	5,350	February 2017
40	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	5,500	March 2017-January 2018(4)
41	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	5,500	March 2017-January 2018(4)

Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate (U.S. dollars)	Expiration of Charter(1)
42	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	5,500	March 2017-January 2018(4)
43	MSC MANDRAKI	MSC	1988	4,828	20,000	June 2017
44	MSC MYKONOS	MSC	1988	4,828	20,000	August 2017
45	MSC ULSAN	MSC	2002	4,132	16,500	March 2017
46	MSC KORONI	MSC	1998	3,842	13,500(5)	September 2018
47	ITEA	ACL	1998	3,842	6,000	February 2017
48	MARINA	Evergreen	1992	3,351	5,500	February 2017
49	LAKONIA	Evergreen	2004	2,586	8,600(6)	June 2017
50	ELAFONISOS(*)	MSC	1999	2,526	5,100	February 2017
51	AREOPOLIS	Evergreen	2000	2,474	5,950	March 2017
52	MONEMVASIA(*)	A.P. Moller-Maersk	1998	2,472	9,250	November 2021
53	MESSINI	Evergreen	1997	2,458	5,800	April 2017
54	MSC REUNION	MSC	1992	2,024	6,800	July 2017
55	MSC NAMIBIA II	MSC	1991	2,023	6,800	July 2017
56	MSC SIERRA II	MSC	1991	2,023	6,800	June 2017
57	MSC PYLOS	MSC	1991	2,020	6,300(7)	January 2018
58	PADMA(*)	Evergreen	1998	1,645	7,000	May 2017
59	NEAPOLIS	Evergreen	2000	1,645	6,900	February 2017
60	ARKADIA(*)	Evergreen	2001	1,550	10,600	August 2017
61	PROSPER	Sea Consortium	1996	1,504	6,215	February 2017
62	ZAGORA	MSC	1995	1,162	6,200	June 2017
63	PETALIDI(*)	CMA CGM	1994	1,162	6,950	June 2017
64	STADT LUEBECK		2001	1,078

Newbuilds

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(2)
1	NCP0114(*)	Hanjin Subic Bay	11,010		Q1 2017
2	NCP0115(*)	Hanjin Subic Bay	11,010		Q1 2017
3	NCP0116(*)	Hanjin Subic Bay	11,010		Q1 2017
4	NCP0152(*)	Hanjin Subic Bay	11,010		Q2 2017
5	YZJ1206(*) (***)	Jiangsu New Yangzi	3,800	Hamburg Süd	Q1 2018
6	YZJ1207 (*) (***)	Jiangsu New Yangzi	3,800	Hamburg Süd	Q2 2018

(1)	Charter terms and expiration dates are based on the earliest date charters could expire. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.

(2)	Based on latest shipyard production schedule, subject to change.

(3)
The amounts in the table reflect the current charter terms, giving effect to our agreement with Zim under the 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of Zim's equity and approximately $8.2 million in interest bearing notes maturing in 2023. In July the Company exercised its option to extend the charters of Zim New York and Zim Shanghai for one year pursuant to its option to extend the charter of two of the three vessels chartered to Zim for successive one year periods at market rate plus $1,100 per day per vessel while the notes remain outstanding. The Company exercised its option for a second year of extension. The rate for the second year has been determined at $7,736 per day.

(4)	Charterers have at their option chartered two of the three vessels for a period of 7 to 13 months and the third vessel for a period of 3 to 13 months.

(5)
As from December 1, 2012 until redelivery, the charter rate is to be a minimum of $13,500 per day plus 50% of the difference between the market rate and the charter rate of $13,500. The market rate is to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.

(6)	This charter rate changes on February 4, 2017 to $5,800 per day until the earliest redelivery date.

(7)	This charter rate changes on February 15, 2017 to $6,000 per day until the earliest redelivery date.

(i)
Assumes exercise of owner's unilateral options to extend the charter of these vessels for two one year periods at the same charter rate. The charterer also has corresponding options to unilaterally extend the charter for the same periods at the same charter rate.

(ii)	The charterer has a unilateral option to extend the charter of the vessel for two periods of 30 months each +/-90 days on the final period performed, at a rate of $41,700 per day.

(*)	Denotes vessels acquired pursuant to the Framework Deed with York. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.

(**)	Denotes vessels subject to a sale and leaseback transaction

(***)	Denotes vessels acquired pursuant to the Framework Deed which are subject to sale and leaseback transactions.

(****)	Denotes current daily charter rates that are treated as confidential.

COSTAMARE INC.
Consolidated Statements of Income

	Years ended December 31,		Three-months ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2015	2016	2015	2016
REVENUES:
Voyage revenue	$490,378	$468,189	$122,276	$110,134

EXPENSES:
Voyage expenses	(2,831)	(1,887)	(929)	(431)
Voyage expenses – related parties	(3,673)	(3,512)	(916)	(826)
Vessels' operating expenses	(117,193)	(105,783)	(28,639)	(26,135)
General and administrative expenses	(8,775)	(5,769)	(4,719)	(1,458)
Management fees - related parties	(18,877)	(18,629)	(4,262)	(4,188)
Non-cash general and administrative expenses and non-cash other items	(8,623)	(8,951)	(1,404)	(4,837)
Amortization of dry-docking and special survey costs	(7,425)	(7,920)	(1,991)	(1,983)
Depreciation	(101,645)	(100,943)	(25,611)	(25,157)
Amortization of prepaid lease rentals	(4,982)	(6,779)	(1,256)	(2,200)
Gain / (Loss) on sale / disposal of vessels	1,688	(4,440)	1,688	-
Loss on asset held for sale	-	(37,161)	-	(37,161)
Foreign exchange losses	(129)	(360)	(144)	(26)
Operating income	$217,913	$166,055	$54,093	$5,732

OTHER INCOME / (EXPENSES):
Interest income	$1,373	$1,630	$320	$490
Interest and finance costs	(79,631)	(72,808)	(18,539)	(17,718)
Swaps breakage cost	-	(9,701)	-	(297)
Equity gain / (loss) on investments	(529)	(78)	(567)	382
Other	427	595	23	44
Gain /(Loss) on derivative instruments	4,211	(3,991)	2,998	359
Total other income / (expenses)	$(74,149)	$(84,353)	$(15,765)	$(16,740)
Net Income / (Loss)	$143,764	$81,702	$38,328	$(11,008)
Earnings allocated to Preferred Stock	(17,903)	(21,063)	(5,266)	(5,266)
Net Income / (Loss) available to common stockholders	$125,861	$60,639	$33,062	$(16,274)

Earnings / (Loss) per common share, basic and diluted	$1.68	$0.79	$0.44	$(0.20)
Weighted average number of shares, basic and diluted	75,027,474	77,243,252	75,250,426	81,498,030

COSTAMARE INC.
Consolidated Balance Sheets

	As of December 31,	As of December 31,
(Expressed in thousands of U.S. dollars)	2015	2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$100,105	$164,898
Restricted cash	14,007	6,882
Accounts receivable	1,111	971
Inventories	10,578	11,415
Due from related parties	6,012	3,447
Fair value of derivatives	352	-
Insurance claims receivable	3,906	2,886
Prepaid lease rentals	4,982	8,752
Asset held for sale	-	6,256
Accrued charter revenue	457	408
Prepayments and other	3,546	3,914
Total current assets	$145,056	$209,829
FIXED ASSETS, NET:
Capital leased assets	$242,966	$384,872
Vessels, net	2,004,650	1,688,285
Total fixed assets, net	$2,247,616	$2,073,157
NON-CURRENT ASSETS:
Equity method investments	$117,931	$153,126
Prepaid lease rentals, non-current	35,829	51,670
Deferred charges, net	22,809	20,367
Accounts receivable, non-current	1,425	1,575
Restricted cash	48,708	38,783
Fair value of derivatives, non-current	-	762
Accrued charter revenue	569	185
Other non-current assets	12,612	8,970
Total assets	$2,632,555	$2,558,424
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (*)	$183,828	$198,277
Accounts payable	4,047	3,848
Due to related parties	371	191
Capital lease obligations (*)	14,307	29,059
Accrued liabilities	15,225	11,109
Unearned revenue	18,356	19,668
Fair value of derivatives	32,462	16,161
Other current liabilities	1,712	1,673
Total current liabilities	$270,308	$279,986
NON-CURRENT LIABILITIES
Long-term debt, net of current portion (*)	$1,134,764	$856,330
Capital lease obligations, net of current portion (*)	217,810	331,196
Fair value of derivatives, net of current portion	19,655	-
Unearned revenue, net of current portion	26,508	16,488
Total non-current liabilities	$1,398,737	$1,204,014
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Preferred stock	$-	$-
Common stock	8	9
Additional paid-in capital	963,904	1,057,423
Retained earnings	44,247	31,416
Accumulated other comprehensive loss	(44,649)	(14,424)
Total stockholders' equity	$963,510	$1,074,424
Total liabilities and stockholders' equity	$2,632,555	$2,558,424
(*) Amounts net of deferred financing costs

Financial Summary
	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2015	2016	2015	2016

Voyage revenue	$490,378	$468,189	$122,276	$110,134
Accrued charter revenue (1)	$2,618	$(7,730)	$589	$(2,836)
Voyage revenue adjusted on a cash basis (2)	$492,996	$460,459	$122,865	$107,298

Adjusted Net Income available to common stockholders (3)	$130,351	$115,120	$32,772	$23,039
Weighted Average number of shares	75,027,474	77,243,252	75,250,426	81,498,030
Adjusted Earnings per share (3)	$1.74	$1.49	$0.44	$0.28

Net Income / (Loss)	$143,764	$81,702	$38,328	$(11,008)
Net Income / (Loss) available to common stockholders	$125,861	$60,639	$33,062	$(16,274)
Weighted Average number of shares	75,027,474	77,243,252	75,250,426	81,498,030
Earnings / (Loss) per share	$1.68	$0.79	$0.44	$(0.20)

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash "Accrued charter revenue" recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the "Fleet List" below.
(3) Adjusted net income available to common stockholders and adjusted earnings per share are non- GAAP measures. Refer to the reconciliation of net income to adjusted net income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non- GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods and years ended December 31, 2016 and 2015. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per share.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2015	2016	2015	2016
Net Income / (Loss)	$143,764	$81,702	$38,328	$(11,008)
Earnings allocated to Preferred Stock	(17,903)	(21,063)	(5,266)	(5,266)
Net Income / (Loss) available to common stockholders	125,861	60,639	33,062	(16,274)
Accrued charter revenue	2,618	(7,730)	589	(2,836)
Loss / (Gain) on sale / disposal of vessels	(1,688)	4,440	(1,688)	-
Loss on asset held for sale	-	37,161	-	37,161
Swaps breakage cost	-	9,701	-	297
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	587	-	2	-
Non-cash general and administrative expenses and non-cash other items	8,623	8,951	1,404	4,837
Non-recurring, non-cash write-off of loan deferred financing costs	-	586	-	-
Write-off costs related to the withdrawal of Costamare Partners LP registration statement	3,326	-	3,326	-
Amortization of prepaid lease rentals	4,982	6,779	1,256	2,200
Realized Loss / (Gain) on Euro/USD forward contracts (1)	2,898	(898)	169	-
Gain on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	(16,856)	(4,509)	(5,348)	(2,346)
Adjusted Net income available to common stockholders	$130,351	$115,120	$32,772	$23,039
Adjusted Earnings per Share	$1.74	$1.49	$0.44	$0.28
Weighted average number of shares	75,027,474	77,243,252	75,250,426	81,498,030

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent net income after earnings allocated to preferred stock, but before non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, realized loss / (gain) on Euro/USD forward contracts, loss / (gain) on sale / disposal of vessels, loss on asset held for sale, swaps breakage cost, unrealized loss from a swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, non-cash general and administrative expenses and non-cash other items, non-recurring, non-cash write-off of loan deferred financing costs, write-off costs related to the withdrawal of Costamare Partners LP registration statement, amortization of prepaid lease rentals and non-cash changes in fair value of derivatives. "Accrued charter revenue" is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted net income. Charges negatively impacting net income are reflected as increases to adjusted net income.